So-Young International Inc.

Tower E, Ronsin Technology Center,

Chaoyang District, Beijing 100020

People’s Republic of China

August 17, 2023

VIA EDGAR

Mr. Stephen Krikorian

Ms. Amanda Kim

Mr. Christopher Dunham

Mr. Kyle Wiley

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	So-Young International Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed on April 25, 2023
File No. 001-38878

Dear Mr. Krikorian, Ms. Kim, Mr. Dunham and Mr. Wiley:

This letter sets forth the Company’s response to the comments contained in the letter dated August 3, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 25, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 149

1.	We note your statement that you reviewed your register of members and public filings made by your shareholders, in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
August 17, 2023

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully supplements that it relied on the Schedule 13Ds, Schedule 13Gs, and the amendments thereto filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Company’s register of members, as well as the Schedule 13Ds, Schedule 13Gs, and the amendments thereto, other than (i) Mr. Xing Jin (by himself and through Beauty & Health Holdings Limited), (ii) Matrix Partners China III Hong Kong Limited, (iii) Orchid Asia Entities, and (iv) Trustbridge Partners V, L.P., no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of February 28, 2023. Based on the review of the public filings:

●	Mr. Xing Jin beneficially owned, including through his shareholding in Beauty & Health Holdings Limited, 844,615 Class A ordinary shares and 12,000,000 Class B ordinary shares of the Company as of February 28, 2023, representing 16.4% of the Company’s total issued and outstanding shares and 84.7% of the Company’s aggregate voting power as of the same date. Beauty & Health Holdings Limited is a private company incorporated in the British Virgin Islands. Beauty & Health Holdings Limited is controlled by Xing Jin through a trust and of which Mr. Jin and his family members are the beneficiaries. Beauty & Health Holdings Limited is not owned or controlled by a governmental entity of mainland China;

●	Matrix Partners China III Hong Kong Limited beneficially owned 15,405,068 ADSs and 7 Class A ordinary shares of the Company as of December 31, 2021. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming that Matrix Partners China III Hong Kong Limited’s shareholding had not changed since December 31, 2021, Matrix Partners China III Hong Kong Limited beneficially owned 15.2% of the Company’s total issued and outstanding shares and held 2.8% of the Company’s aggregate voting power as of February 28, 2023. Matrix Partners China III Hong Kong Limited is held by Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P. Both Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P. are managed by Matrix China III GP, Ltd. Timothy A. Barrows, David Ying Zhang, David Su and Yibo Shao are directors of Matrix China III GP, Ltd. and are deemed to have shared voting and investment power over the shares held by Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P. Based on the public filings, Matrix Partners China III Hong Kong Limited is not owned or controlled by a governmental entity of mainland China;

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
August 17, 2023

●	Orchid Asia Entities, defined as the reporting persons of the Schedule 13D/A filed by AREO Holdings Limited and affiliated parties on August 31, 2020, beneficially owned Class A ordinary shares and ADSs that are equivalent to 13,840,494 ADSs or 10,646,534 Class A ordinary shares of the Company as of August 31, 2020. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming that Orchid Asia Entities’ shareholding had not changed since August 31, 2020, Orchid Asia Entities beneficially owned 13.6% of the Company’s total issued and outstanding shares and held 2.5% of the Company’s aggregate voting power as of February 28, 2023. Ms. Lam Lai Ming may be deemed to beneficially own all of the Class A ordinary shares or ADSs held by Orchid Asia Entities. Based on the public filings, Orchid Asia Entities are not owned or controlled by a governmental entity of mainland China; and

●	Trustbridge Partners V, L.P. beneficially owned 8,237,774 Class A ordinary shares (including 3,067,873 ADSs) of the Company as of December 31, 2022. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming that Trustbridge Partners V, L.P.’s shareholding had not changed since December 31, 2022, Trustbridge Partners V, L.P. beneficially owned 10.5% of the Company’s total issued and outstanding shares and held 1.9% of the Company’s aggregate voting power as of February 28, 2023. Trustbridge Partners V, L.P. is controlled by TB Alternative Assets Ltd. TB Alternative Assets Ltd acts as the investment adviser of Trustbridge Partners V, L.P. TB Alternative Assets Ltd is an investment adviser registered under Section 203 of the Investment Advisors Act of 1940. Based on the public filings, Trustbridge Partners V, L.P. is not owned or controlled by a governmental entity of mainland China.

Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company. In addition, as disclosed in the 2022 Form 20-F, the Company is the primary beneficiary of the VIEs. The Company has the power to direct the activities that most significantly affect the economic performance of the VIEs and receives the economic benefits of, and absorb losses that potentially could be significant to, the VIEs. The shareholders of the VIEs are all natural persons, as disclosed in the 2022 Form 20-F. Therefore, the VIEs are not owned or controlled by a governmental entity of mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the VIEs.

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of February 28, 2023, its shareholders included: (i) Deutsche Bank Trust Company Americas, (ii) Beauty & Health Holdings Limited, (iii) Matrix Partners China III Hong Kong Limited, (iv) Orchid Asia Entities (v) Trustbridge Partners V, L.P., (vi) certain directors and executive officers of the Company, and (vi) certain other institutional investors. Deutsche Bank Trust Company Americas is the nominee for the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders. The Company could only rely on the Schedule 13Ds, Schedule 13Gs and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares who hold shares through Deutsche Bank Trust Company Americas. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is a governmental entity in the Cayman Islands. In terms of Beauty & Health Holdings Limited, Matrix Partners China III Hong Kong Limited, Orchid Asia Entities and Trustbridge Partners V, L.P., based on the examination of publicly available information, such as these shareholders’ websites and the Schedule 13Gs and the amendments thereto filed by them, to the best of our knowledge, no governmental entities in the Cayman Islands own shares of any of these shareholders. All other institutional shareholders of the Company were involved in the Company’s pre-IPO shares issuances. Based on the examination of publicly available information, such as the institutional shareholders’ websites, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands own shares of any of the institutional shareholders. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands owns any share of the Company. The shareholders of the VIEs are all natural persons.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
August 17, 2023

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

2.	We note that your list of subsidiaries in Exhibit 8.1 indicates that you have a subsidiary in Hong Kong that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and all of your consolidated foreign operating entities, including variable interest entities or similar structures. With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s significant consolidated foreign operating entities are incorporated include mainland China, Hong Kong, and the Cayman Islands. Except for the VIEs and their subsidiaries and Wuhan Miracle Laser Systems, Inc. (“Wuhan Miracle”), the Company holds 100% equity interests in its significant consolidated operating entities.

Wuhan Miracle is a public company listed on the National Equities Exchange and Quotations (NEEQ). The Company holds 87.6% equity interest in Wuhan Miracle through the Company’s wholly owned subsidiaries. Based on the 2022 annual report filed by Wuhan Miracle on April 25, 2023, Wuhan Miracle’s top ten shareholders held a total of 97.1% of Wuhan Miracle’s equity interest. Other than the Company’s wholly owned subsidiaries and Ningbo Meishan Baoshuigang District Wenhe Venture Capital Partnership, Wuhan Miracle’s top ten shareholders were all natural persons. Based on publicly available information, Ningbo Meishan Baoshuigang District Wenhe Venture Capital Partnership is a limited partnership based in China and all of its equity interests are ultimately held by natural persons.

Therefore, based on the above information and to the best of the Company’s knowledge, no governmental entity in mainland China, Hong Kong, or the Cayman Islands owns shares of the Company’s significant consolidated foreign operating entities.

3.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of the board of you or your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
August 17, 2023

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the preparation of the 2022 Form 20-F, the Company has asked each of the directors of So-Young International Inc. to complete a questionnaire, which seeks confirmation regarding their status as official of the Chinese Communist Party in their respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his responses to the questionnaire. Based on these certifications provided by its directors, the Company believes that none of the members of the board of directors of So-Young International Inc. is an official of the Chinese Communist Party.

In addition, the Company respectfully submits that, the directors of the Company’s VIEs or other consolidated operating entities are required to provide their background information, including any party affiliation, to the Company during their onboarding process. They have all confirmed that they are not officials of the Chinese Communist Party. The Company has emphasized that providing accurate background information is a condition to having them onboard, and they have represented to the Company that the information they provided to the Company is true and accurate. Based on the information provided by the directors of the Company’s consolidated operating entities, the Company believes that none of them is an official of the Chinese Communist Party.

As illustrated above, each of the Company’s directors and directors of the Company’s VIEs or other consolidated operating entities is obligated to confirm their status as to whether he or she is an official of the Chinese Communist Party to the Company. The Company believes it is reasonable and sufficient to rely on such information provided by the relevant personnel as the basis of its submission that none of them is an official of the Chinese Communist Party.

The Company respectfully submits that it did not rely upon any third party certifications such as affidavits as the basis of its disclosure.

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If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at zhaohui3@soyoung.com or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com.

Very truly yours,

So-Young International Inc.

/s/ Hui Zhao
Hui Zhao
Chief Financial Officer

cc:	Xing Jin, Chief Executive Officer, So-Young International Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP